

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                ----------------

                                    Form 6-K

                                 PRESS RELEASES

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               DECEMBER 14, 2001

                                  PRIMACOM AG
                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                               HEGELSTRASSE 61
                                  55122 MAINZ
                               011 49 6131 931000
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F   X      Form 40-F
                                  -----              -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.)

                         Yes                No    X
                             -----              -----

If "yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b):           .

PrimaCom AG's financial statements for the three months ending March 31, 2001 are attached to this Form 6-K.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          PRIMACOM AG

                                          By: /s/ PAUL THOMASON
                                            ------------------------------------
                                            Name:  Paul Thomason
                                            Title: Member of the Management
                                                   Board and Chief Financial
                                                   Officer

                                          By: /s/ HANS WOLFERT
                                            ------------------------------------
                                            Name:  Hans Wolfert
                                            Title: Member of the Management
                                                   Board and Chief Corporate
                                                   Development Officer

Date: December 14, 2001
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                                 EXHIBIT INDEX

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
Exhibit No.    Exhibit
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
   99.1        Press Release dated December 14, 2001
